Exhibit 10.47

November 30, 2018

ADES International Holding Ltd.
Unit 517, Floor 5, Index Tower
DIFC, UAE, Dubai – PO Box: 507118
Attention:     Dr. Mohamed Farouk
Morcos William

Reference is made to (i) that certain Sale and Purchase Agreement, dated as of July 11, 2018, by and between Weatherford Worldwide Holdings GmbH, a Swiss company with limited liability (“Seller”), and ADES International Holding Ltd., a Dubai International Financial Centre entity (“Purchaser”), pertaining to the purchase by Purchaser of certain land drilling rig assets and operations of Seller and its Affiliates in the Kingdom of Saudi Arabia (as amended, supplemented or modified from time to time, the “KSA Purchase Agreement”), (ii) that certain Sale and Purchase Agreement, dated as of July 11, 2018, by and between Seller and Purchaser pertaining to the purchase by Purchaser of certain land drilling rig assets and operations of Seller and its Affiliates in the Republic of Algeria and State of Kuwait, as amended by that certain side letter, dated October 31, 2018 (the “Side Letter”), (as may be further amended, supplemented or modified from time to time, the “AK Purchase Agreement”, and collectively with the KSA Purchase Agreement, the “Purchase Agreement”) and (iii) that certain Bridging Agreement, by and between Purchaser and Seller, dated as of July 11, 2018. Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Purchase Agreement.

In consideration of the mutual agreements, provisions and covenants contained in this letter agreement and the Purchase Agreement, pursuant to Sections 11.2 and 11.3 of the Purchase Agreement, Seller and Purchaser hereby agree as follows:

1.	Rig Capital Expenditure Program; Backlog

(a)	Section 5.2(b) of the KSA Purchase Agreement, is hereby amended and restated as follows:

“Seller shall cause the Selling Entities to maintain the Rigs and comply in all material respects with the capital expenditure program set forth in Section 5.2(b) of the Seller Disclosure Schedule (the “Rig Capital Expenditure Program”).”

(b)
Backlog. The Parties agree that there will be no Backlog Deduction in connection with the Closing pursuant to the KSA Purchase Agreement. In addition, for purposes of the Purchase Agreement, the Parties acknowledge and agree that it was the Parties’ intention that “Backlog” would equal the amount of payments owed under the Drilling Contracts calculated as of July 1, 2018, as set forth in the Seller Disclosure Schedule, however such amount as set forth in the Seller Disclosure Schedule would be reduced to reflect payments made under the Drilling Contracts between the Effective Date and the Closing Date. Conversely, the “Backlog” amount set forth in the Seller Disclosure Schedule would not be reduced if any payments would no longer be owed by a customer as a result of the termination of any Drilling Contract, it being contemplated that such lost payments due to a termination of a Drilling Contract could result in a Backlog Deduction. The threshold for which there may be a Backlog Deduction would be calculated on the basis of the adjusted Backlog (i.e., the threshold would be equal to 90% of the Backlog calculated after the initial amount of Backlog (as of July 1, 2018) had been reduced to give effect to payments made under Drilling Contracts). It was not contemplated that there would be a Backlog Deduction unless payments would no longer be owed by a customer as a result of a termination of the Drilling Contract between the Effective Date and the Closing Date (in which case such lost payments could be offset by payments owed by customers under new Drilling Contracts entered into between the Effective Date and the Closing Date pursuant to Section 5.13 of the AK Purchase Agreement and Section 5.12 of the KSA Purchase Agreement). The Parties agree that all provisions in the Purchase Agreement relating to Backlog and Backlog Deduction shall be read and interpreted in a manner consistent with this paragraph 1.

2.	Purchased Assets; Purchase Orders.

(a)
For purposes of Section 1.1(vv) of the KSA Purchase Agreement, the Parties acknowledge and agree that the Purchased Assets shall include the equipment listed in Section 1.1(vv)(i) of the first supplement to the Seller Disclosure Schedule, delivered to Purchaser and dated as of the date hereof, with the exception of the assets identified under the tab “Missing Assets”, which shall not be Purchased Assets, but will be excluded from the Closing (“Excluded Assets”); it being further acknowledged and agreed that the equipment identified under the tab “Extra Assets” would be transferred and sold to Purchaser at Closing at no additional cost in replacement of the Excluded Assets. In furtherance of the foregoing, Purchaser hereby unconditionally and irrevocably waives any and all claims, actions, causes of action, demands, rights, benefits, claims for indemnification or otherwise it may have against Seller or its Affiliates with respect or otherwise relating to the Excluded Assets.

(b)
With respect to the KSA Purchase Agreement, Seller has advised Purchaser of outstanding purchase orders in the approximate amount of $10,721,120. It has been agreed that Purchaser shall have no liability for the purchase orders for drill pipes ($1,727,316) and Pakistan BOP ($425,150) and that the drill pipes have been delivered and will form part of the “Purchased Assets” and the purchase order for the Pakistan BOP will be cancelled. Accordingly, liability for payments on the balance of outstanding purchase orders in an approximate amount of $8,568,654 will be determined in accordance with this paragraph 2(b). At Closing, Purchaser agrees to assume all payment obligations arising from such purchase orders that become due after the Closing Date, and for which goods have not been delivered (or services rendered) as of the Closing Date which payment obligations have an estimated aggregate amount of $6,454,871 (with all other payments and liabilities in respect of such purchase orders remaining the responsibility of Seller and its Affiliates) as follows: (i) (A) in respect of purchase orders in the period up to November 17, 2018, payments having an estimated aggregate amount of approximately $4,054,871.14, (B) in respect of purchase orders in the period from November 17, 2018 to November 29, 2018, payments having an estimated amount of approximately $1,650,000 and (C) in respect of other periods, payments having an estimated aggregate amount of approximately $750,000 (collectively, “Category A Purchase Orders”). Accordingly, it is anticipated the approximate amount of purchase orders which are not Category A Purchase Orders will be $2,113,783 (“Category B Purchase Orders”). During the three Business Days period following the Closing, Purchaser and Seller will form a committee to review and examine the actual date of on-ground delivery of goods or the date on which services were actually rendered for purposes of determining whether or not, with respect to the Category A Purchase Orders, goods were delivered (or services rendered) prior to the Closing Date. It is further agreed that with respect to Category B Purchase Orders, Purchaser shall notify Seller within five Business Days following the Closing as to which such Category B Purchase Orders Purchaser (in its discretion) wishes to continue, in which case Purchaser shall be liable for all payment obligations that become due after the Closing Date arising from those Category B Purchase Orders for which goods have not been delivered (or services rendered) as of the Closing Date which Purchaser has elected to continue as aforesaid (with all other payments and liabilities in respect of the Category B Purchase Orders remaining the responsibility of Seller and its Affiliates). For purposes of such determination, the Parties agree to use such customary documents as are readily available, including delivery manifests, yard or rig manifests, service work approvals, and service delivery sheets (and the date of delivery on Seller’s internal purchase order system shall be disregarded). Purchaser agrees that Seller may immediately cancel any Category B Purchase Orders (or any purchase orders that are finally determined not to be Category A Purchase Orders following the review and examination described above) under which Purchaser does not assume a payment obligation under this paragraph 2(b), without Liability to Purchaser (although such cancellation shall be in respect of the future performance of the purchase orders only). Following the Closing, the Parties agree to attach to this letter a schedule of respective payments for Category A Purchase Orders and all Category B Purchase Orders as finally determined in accordance with this paragraph 2(b). For the avoidance of doubt, (I) any payments owed by a Party pursuant to this paragraph 2(b) shall by made by the relevant Party directly to the vendor and/or supplier set forth in the applicable purchase order, (II) any equipment, inventory or other asset delivered pursuant to a Category A Purchase Order or Category B Purchase Order shall be deemed a “Purchased Asset and (III) purchase orders for drill pipes ($1,727,316) and Pakistan BOP ($425,150) are excluded and Purchaser shall have no liability therefor (provided always the drill pipes will be a “Purchased Asset” as aforesaid). To the extent permitted by the terms of the applicable purchase order and upon Purchaser’s written request, Seller and its Affiliates will assign to Purchaser or its Designated Affiliates supplier warranties regarding the goods and services delivered/rendered under the Category A Purchase Orders and the Category B Purchase Orders. Purchaser shall indemnify the Seller Indemnified Parties in accordance with Article 8 of the KSA Purchase Agreement for all Losses incurred by a Seller Indemnified Party arising from the non-payment by Purchaser of any amounts due under the Category A Purchase Orders and Category B Purchase Orders for which it has assumed a payment obligation under this paragraph 2(b). Seller shall indemnify the Purchaser Indemnified Parties in accordance with Article 8 of the KSA Purchase Agreement for all Losses incurred by a Purchaser Indemnified Party arising from the non-payment by Seller of any amounts due under the Category A Purchase Orders and Category B Purchase Orders for which it has retained a payment obligation under this paragraph 2(b).

3.
Employee Matters. Notwithstanding the covenants and obligations of the Parties set forth in Article 10 of the Purchase Agreement, the Parties acknowledge and agree that (i) the current list of Employees set forth on Section 10.1(c) of the Purchaser Disclosure Schedule shall be replaced for all purposes by the list attached as Schedule I hereto (the “Revised List”), and (ii) the undertakings required to transfer all of the Employees set forth on the Revised List (the “Relevant Employees”) cannot be completed prior to the Closing Date. Accordingly, the Parties hereby agree as follows:

(a)
The Parties acknowledge and agree that each Relevant Employee which accepts an offer made or to be made by the Purchaser will become a Transferring Employee, if at all, not at the Closing but at one or more times during the 120 day period immediately following the Closing Date (the “Transition Period”).

(b)
From time to time during the Transition Period, Purchaser shall extend either a written offer of employment or an updated offer of employment, as applicable, to each Relevant Employee specifying the Relevant Employee’s proposed start date with Purchaser or its applicable Affiliate (which such start date shall be a date within the Transition Period). For the avoidance of doubt, and notwithstanding anything in Section 10.1 of the Purchase Agreement to the contrary, no such offers of employment made by Purchaser to any Relevant Employee may be conditioned upon the occurrence of any event or the taking of any further action by Purchaser, Seller, the Employees or otherwise other than the relevant Employee’s acceptance of the offer by the proposed start date referred to in the offer. Effective as of the start date specified in such offer given to a Relevant Employee (the “Transfer Effective Date”), Seller shall terminate the employment of such Relevant Employee and Purchaser shall promptly hire such Relevant Employee who timely accepts the offer of employment extended by Purchaser on or before the start date set forth in the offer. An offer of employment extended by Purchaser to a Relevant Employee in accordance with the foregoing must otherwise comply with the requirements of Section 10.1(d) of the Purchase Agreement.

(c)
Each Relevant Employee who timely accepts an offer of employment from Purchaser and who commences employment with Purchaser (or its Affiliates) shall be deemed a Transferring Employee for purposes of the Purchase Agreement; provided, that in reading such sections of the Purchase Agreement with respect to any Employee who becomes a Transferring Employee, any reference in any such section with respect to the “Closing Date” or “effective as of the Closing” or otherwise referencing the Closing in a similar manner shall be read instead to reference the Transfer Effective Date applicable to such Employee, except with respect to Section 10.1(e) and Section 10.2(b) (provided always that this shall not prejudice the obligations of Seller or its Affiliates under the Transition Services Agreement).

(d)
Seller agrees to provide payroll and general benefits to the Relevant Employees (as well as to maintain such Relevant Employees on its sponsorship for residency and work purposes, inclusive of maintaining registration of Relevant Employees with the General Organization of Social Insurance) until the Transfer Effective Date (or in the case of a Relevant Employee that rejects or revokes its acceptance of an offer from the Purchaser until the date of such rejection/revocation) in accordance with the terms of the Transition Services Agreement. In consideration therefor, Purchaser agrees to pay, compensate or reimburse Seller and its Affiliates for any and all payments made to or on behalf of the Relevant Employees with respect to all compensation (including salary, wages, commissions, overtime, vacation and other paid leave) and benefits (including benefits, Taxes, administrative costs, and workers’ compensation and similar claims), it being acknowledged and agreed that any such costs incurred by Seller or its Affiliates relating to the services outlined above shall be excluded from the definition of “Service Fees” under the Transition Services Agreement, and shall instead be referred to, in the aggregate, as “Employee Costs.” Notwithstanding anything in the Purchase Agreement or Transition Services Agreement to the contrary, Seller shall deliver to Purchaser a statement of the Employee Costs within the ten day period immediately preceding a payroll date (a “Payroll Statement”). Purchaser shall have five days following receipt of the Payroll Statement to review and approve the Employee Costs (such approval to not be unreasonably withheld, it being further acknowledged and agreed that Purchaser shall not disapprove any Employee Costs that are consistent with the costs incurred by Seller and its Affiliates during the 12 months preceding the Closing Date (unless these are discretionary payments only). If Purchaser does not provide comments on the Payroll Statement within such five day period, then the Payroll Statement shall be deemed approved without any further action by either of the Parties (it being acknowledged and agreed that the absence of any comment on a specific item of Employee Costs shall also be deemed an approval of that Employee Cost). Following the approval (or deemed approval) of the Payroll Statement, Seller shall procure the payments of the Employee Costs on the dates such payments are due to the Relevant Employees, and Purchaser shall reimburse Seller all amounts reflected in such Payroll Statement no later than two Business Days after payment by Seller to the Relevant Employees.

(e)
Notwithstanding anything in Section 3.4 of the Transition Services Agreement to the contrary, Seller agrees not to dismiss or terminate the employment of any Relevant Employee or agree to any change to the compensation, benefits or other terms and conditions of employment of any Relevant Employee (including without limitation any discretionary element, salary planning/merit increase or off cycle increase) that would increase the amount of Employee Costs reimbursable by Purchaser, except at the direction of Purchaser. In the case of such termination of a Relevant Employee directed by Purchaser prior to the Transfer Effective Date, Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Losses incurred by Seller Indemnified Parties resulting or otherwise arising from such termination (other than end of service benefits, which shall be paid by Seller pursuant to Section 10.1(d) of the Purchase Agreement).

(f)
For the avoidance of doubt, Purchaser acknowledges and agrees that notwithstanding Seller’s agreements set forth in this paragraph 3 and the provision of Transition Services pursuant to the Transition Services Agreement, any Relevant Employees who become Transferring Employees will not be deemed to be employed by Seller or any of its Affiliates as of the time they become Transferring Employees on the Transfer Effective Date. For the entire duration of the Transition Services Period (as defined in the Transition Services Agreement), the parties agree that Purchaser and its Affiliates will (i) be solely and exclusively responsible for and undertake full management of the Relevant Employees at all times and on a daily basis, (ii) provide all benefits to which the Relevant Employees are entitled pursuant to Section 10.2 of the Purchase Agreement except for the benefits that Seller has explicitly agreed to administer under Exhibit A of the Transition Services Agreement during the Transition Services Period and (iii) represent at all times and in all internal and external communications (whether written or oral) relating to or concerned with the Transferring Employees that Purchaser employs such employees, and that Seller and its Affiliates act only as a service provider for and on behalf of Purchaser as set out in the Transition Services Agreement.

(g)
Except with respect to any Liability, demand, or claim arising from Seller’s failure to perform its obligations under this letter agreement, in addition to and without prejudice to all other rights or remedies available to Seller under the Purchase Agreement and Transition Services Agreement, Purchaser shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Losses incurred by Seller Indemnified Parties resulting or otherwise arising from this paragraph 3 following the Closing, including but not limited to (i) Purchaser’s or its Affiliate’s actions or omissions (or alleged actions or omissions) toward the Relevant Employees during the Transition Period, (ii) actions of Relevant Employees acting in the course of the Business, whether based on contract, tort, or statutory violation, and (iii) any property damage or bodily injury sustained by any Relevant Employee during the Transition Period while performing Transition Services at any premises of Purchaser or its Affiliate, regardless of the cause of the claim or other Loss; provided, however, that this indemnity shall not apply in respect of Losses resulting to the extent arising from the gross negligence or willful misconduct of Seller or its Affiliates.

(h)
For the purposes of this letter any “Relevant Employee” shall cease to be a “Relevant Employee” from the date and time at which such Relevant Employee has irrevocably rejected any offer of employment made to it by Purchaser or its Designated Affiliates pursuant to the KSA Purchase Agreement. As at the date of this letter (i) offers have been made to all of the Relevant Employees, (ii) 877 Relevant Employees have provided a signed acceptance of such offer (none of which acceptances have yet been revoked), and (iii) 22 Relevant Employees have not yet responded to the offers made.

(i)
For the avoidance of doubt Benoit Babineau will not be deemed a Relevant Employee, however Seller and its Affiliates will not terminate his employment for a period of at least 90 days following the Closing (or until he resigns, if earlier), it being agreed that he will work for the Business to assist the transition with the KSA Customer without any charge or cost to Purchaser or its Designated Affiliates or the Business.

4.
Credit and Performance Support Obligations. The Parties agree that, prior to the final Closing to occur under the AK Purchase Agreement (or the Side Letter with respect to the Iraq Rigs (as defined therein)), the Parties will amend or otherwise supplement the AK Purchase Agreement and the Transition Services Agreement to provide that, for jurisdictions other than the State of Kuwait, the Seller Guarantees to be maintained in accordance with Section 5.11 of the AK Purchase Agreement will be maintained for 90 days (except for Seller Guarantees in excess of the Relevant Amount, which will be maintained for a period of up to 180 days following the applicable Closing (but only with respect to such excess)), in each case as originally contemplated by Section 5.11 of the AK Purchase Agreement executed on July 11, 2018 and the Transition Services Agreement attached as an Exhibit thereto.

5.	Rig Capital Expenditure Program; Maintenance Support.

(a)
With respect to Section 5.2(b) of the KSA Purchase Agreement, and without admission of liability, fact or claim by either Party that could give rise to any claim for indemnification pursuant to Article 8 of the KSA Purchase Agreement, the Parties agree that (i) Seller will offset an amount equal to $2,125,000, representing a portion of the amount that was not spent by Seller under the Rig Capital Expenditure Program originally attached to the KSA Purchase Agreement, against the first $6,000,000 due to be paid by Purchaser to Seller on December 31, 2018 pursuant to Section 5.2(b) of the AK Purchase Agreement and (ii) Purchaser hereby irrevocably and unconditionally waives in all respects any claims for Losses with respect or otherwise relating to Seller’s or its Affiliates’ disclosed capital expenditure with respect to the Rig Capital Expenditure Program under the KSA Purchase Agreement.

(b)
For a period of 3 months following the Closing Date Seller shall provide (or procure that one of its Affiliates shall provide) maintenance support from their Dubai based rig maintenance team (the “Dubai Team”) to Purchaser’s and its Designated Affiliates’ maintenance team in the Territory (which shall be performing the daily maintenance to the Rigs) (the “Purchaser’s Maintenance Team”). For the purposes of providing this support one member of the Dubai Team will spend as much time as needed in the Territory assisting the Purchaser’s Maintenance Team (provided always that Purchaser’s Cairo based maintenance team is providing the same level of support).

6.	Miscellaneous.

(a)
Each of the parties to this letter agreement represents and warrants that (i) such Person has all requisite corporate power and authority to execute, deliver and perform this letter agreement and (ii) the execution, delivery and performance of this letter have been duly authorized by all requisite corporate approvals on the part of such Person.

(b)
The Parties agree that Purchase Agreement is and shall continue to be in full force and effect in accordance with its terms, and, except as expressly set forth in this letter agreement, no other modification to the Purchase Agreement is agreed to or implied. This letter agreement, together with the Purchase Agreement and the other Transaction Documents, constitute the entire agreement among the parties hereto and their respective

Affiliates with respect to the subject matter hereof and thereof. The Parties further agree that Section 11.5, Section 11.6 and Sections 11.8 through 11.16 of the Purchase Agreement are incorporated herein by reference as if set forth in full herein and shall apply to the terms and provisions of this letter agreement and the Parties hereto mutatis mutandis. For the avoidance of doubt, this letter agreement shall be deemed a “Transaction Document” for purposes of the Purchase Agreement.

7.
Seller Parent Guarantee. The Seller Parent has executed this letter agreement where provided for below to confirm that the guarantee it has given under Section 11.17 of the KSA Purchase Agreement remains in full force and effect in accordance with its terms.

If the foregoing correctly sets forth your understanding of the subject matter hereof, please so indicate by executing this letter agreement in the space provided below.

(Signature page to follow)

Sincerely yours,

WEATHERFORD WORLDWIDE HOLDINGS GMBH

By: /s/ Joshua McMorrow
Name: Joshua McMorrow
Title: Managing Officer

Signature page to Letter Agreement (KSA)

Solely for purposes of paragraph 7 of this letter agreement:

WEATHERFORD INTERNATIONAL PLC

By: /s/ Joshua McMorrow
Name: Joshua McMorrow
Title: Vice President

Signature page to Letter Agreement (KSA)

Accepted and agreed on 30 November, 2018:

ADES INTERNATIONAL HOLDING LTD.

By: /s/ Dr. Mohamed Farouk
Name: Dr. Mohamed Farouk
Title: Director

Signature page to Letter Agreement (KSA)

Schedule I
Revised List
[see attached]